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MEDICURE ANNOUNCES SUCCESSFUL DSMB REVIEW FROM ONGOING PHASE II/III MEND-CABG TRIAL

MC-1 Safety Profile Supported By Recommendation

WINNIPEG, Manitoba – (April 19, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce today that following a meeting of the independent Data Safety Monitoring Board (DSMB), the Company has received a recommendation to continue its Phase II/III MEND-CABG trial. This recommendation is based on their recent review of the safety data in the majority of patients who have completed 30 days of treatment following Coronary Artery Bypass Graft (CABG) surgery.

The DSMB is comprised of independent medical experts and was established by Medicure, in coordination with Duke Clinical Research Institute, as part of the Company's compliance with good clinical practices guidelines. The DSMB is responsible for monitoring the safety of patients participating in the MEND-CABG study and for reviewing the safety data throughout its duration. In order to protect the integrity of the clinical trial, the company remains blinded to the data.

“This recommendation further confirms MC-1’s very good safety profile as seen previously in the MEND-1 trial,” stated Albert D. Friesen, PhD, Medicure’s President and CEO. “The DSMB review is an important milestone as we progress with enrollment in the MEND-CABG trial and move closer to the commercialization of MC-1. The MEND-CABG trial is assessing the efficacy and safety of MC-1 in high-risk CABG patients, and this recommendation supports the Company’s confidence in the safety profile of MC-1.”

About MEND-CABG
The MEND-CABG clinical trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery. The phase II portion of the study will enroll up to 900 patients. The primary endpoint of this placebo controlled, double-blinded study is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. To assess the efficacy, the event incidence in each of two dose groups - 250 mg and 750 mg per day - will be compared to the incidence level in the placebo group. Secondary efficacy endpoints include evaluating the effect of MC-1 at 90 days following surgery on the same composite of events, measures of cardiac tissue damage as determined by CK-MB and neurological function. Safety and tolerability will also be assessed.

ABOUT MEDICURE INC.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs: MC-1 & MC-4232 in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive pre-clinical results

The Company's financial position remains solid, providing sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer, Chief Financial Officer

Hogan Mullally, Manager of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com